

KYM STRONG



- Kym Strong, found her calling as a high school senior when she was short one elective and the only class available was accounting. That serendipitous event rerouted Strong from her prior career interest in physiotherapy, and she never looked back.

- Strong has been a senior accounting manager at McKesson Corporation, a Fortune 500 healthcare services company located in Carrollton, Texas. At McKesson she managed the accounting department and oversaw a billion dollar budget. It is clear that her focus, ambition and pragmatic nature has propelled her steady career. Strong moved from junior staff accountant at Chicago Title Insurance Company to increasingly senior roles, including operations accounting manager at FedEx another Fortune 500 company. Strong has received countless awards and recognition from senior leadership like VP's and even CEO's. In 2012 she received the Above and Beyond Award out of all FedEx which recognized her leadership and implementation of new and improved processes. She was deemed as a forward thinker and innovator. Strong was featured in the FedEx newsletter, which is distributed around the world.

- In 2015, Strong moved to Los Angeles in hopes to further pursue her dreams. She currently works at CIM Group (Property Management) as a Senior Accounting Property Manager.

THE OPPORTUNITY

I was honored to have been asked by my financially savvy father and Sr. Pastor to organize and manage the church's finance department. My frustration, with the software the church was using, and it's lack of necessary tools and reporting options, set the stage for me to begin researching other software packages more conducive to our needs. To my dismay, I couldn't find one package that offered all the tools necessary for reporting and compliance that would ensure accountability and various reporting options. This process set the stage for my vision of creating a software that was not only efficient and offered many reporting tools, but was also, user friendly and met the needs, specific to church's and religious organizations.

Because I have a STRONG background, as an end user of various software packages, such as, Oracle, PeopleSoft and SAP, along with an even STRONGER background in managing and organizing accounting departments with billion dollar budgets, I was inspired to create a software that will meet the specific needs of churches and religious organizations.

S^3 soon evolved into the need in keeping these organizations IRS compliant which is the most important part of this software. I found that churches, pastors and board members were having a hard time understanding what the IRS laws were and how to ensure their church consistently stayed within their guidelines.

I also saw the need for churches to run the business side of their organizations like a corporation. Just like public corporations have to follow the guidelines of GAAP, churches should follow the IRS guidelines. There is a need for churches to properly budget, forecast, provide reporting so they can better plan and make better business decisions for the church. I want to encourage these churches to run their business like a corporation to bring back a level of financial integrity to the church and to prevent an Enron situation in the future.

PURPOSE

The S^3 software will provide religious organizations a user-friendly software packaged to ensures IRS compliance, banking capabilities and full accounting & reporting functionality.

 S^3 will help ensure our customers finance departments operate at the highest level of financial integrity as well as ready them for any IRS or other audits by ensuring constant compliance as an organization.

CURRENT MARKET/ CUSTOMER NEEDS

S³ HAS IDENTIFIED 3 MAJOR PROBLEMS IN THE CURRENT MARKET

- IRS COMPLIANCE

- BANKING/PROCESSING CAPABILITIES

- FULL ACCOUNTING & REPORTING EFFICIENCIES

PROBLEM #1
IRS COMPLIANCE

- **S³ Customer View**
  (religious Organizations)
  - There is a rising increase in the number of non-profit organizations that are being audited, including small churches and ministries. Whereas churches and ministries used to escape scrutiny in all but the most egregious situations, this is no longer the case.
  - There is a lack of knowledge from pastors and board members on what the IRS requires of them.

- **S³ Customers Customer**
  (church members & Employees)
  - Inaccuracies of reporting church members tithe and offerings, to the IRS can cause members to be fined by the IRS, due to inaccuracies most times at fault of the church.
  - Inaccuracies of 1099 reporting, payroll taxes, W-2's, etc.

PROBLEM #1 CONT'D

The IRS has implemented form 13909, which allows church members or anyone who suspects a non-profit of mishandling money to report that organization or person. On the form, there is a place to report the "Nature of Violation."

Over the past ten years we have seen a dramatic increase in the number of pastors who are fined or sentenced to prison for tax evasion and mishandling of church funds.

- A majority of these acts are happening due to the ignorance of IRS and accounting policies by pastors an leaders

CASE STUDIES

Dennis Bloom
Pastor



- SENTENCED TO 10 MONTHS IN PRISON ON ONE COUNT OF INCOME TAX EVASION AND EMBEZZLEMENT.
  - BLOOM UNREPORTED INCOME STEMMED FROM A 10-ACRE PARCEL OF LAND VALUED AT $180,000 THAT WAS TRANSFERRED TO THE REV. BLOOM FROM THE CHURCH. PROSECUTORS ARGUED THE ACTION CONSTITUTED AN "EMBEZZLEMENT" OF CHURCH FUNDS

"I want you to understand, this was really hard for me," Judge Mariani said moments after imposing the sentence. "There is no doubt in my mind you are a good man … (but) I have a duty to the United States."

CASE STUDIES CONT'D

Bishop Anthony & Harriett Jinwright



- While Greater Salem Church went $5 million in the hole and the building itself began to crumble, its pastor, Anthony L. Jinwright, and his wife, Harriet, were accepting hundreds of thousands of dollars in salary and bonuses per year and insisting everything was fine. The congregation believed their leaders, and they are still suffering for their faith

- Sentenced to 8 years and 9 months & 6 years and 8 months for tax evasion and conspiracy.

Ed Hinson, one of the lawyers representing Anthony Jinwright, described his client as a pastor who, to his own detriment, was often too busy to concern himself with complex tax law.
"He was a constantly moving person who had a lot of things to do and a lot of things he was passionate about," Hinson said. "Part of our difficulty with him was getting him to realize the peril he was in because he was busy."

CASE STUDIES CONT'D

Patrick Brown
Priest



- Fined $30K served 5 months in prison

- Prosecutors said Msgr. Brown took thousands of dollars from parishioners and spent it on a lavish lifestyle.

- Authorities said Mr. Brown collected money for the needy at Saint Vincent de Paul Church, placed the donations in hidden bank accounts, and then spent the cash of vacations to Hawaii and Ireland, shopping sprees at the mall, and tuition for nieces and nephews.

CASE STUDIES CONT'D



- Sentenced to 5 years in prison. Found guilty on five counts of tax evasion

- Attempted to evade taxes in the amount of $357,065 over a period of five years starting in 2005.

- Weinland's alleged acts of evasion included filing tax returns, understating his gross income, using church funds for personal expenses and failing to claim those funds as income on his income tax returns, and failing to report the existence of a bank account in Switzerland. He also allegedly failed to report any interest made on that account as income.

CASE STUDIES CONT'D

Joseph H. Smith, CPA
CFO & Financial and Legal Secretary for the Catholic Diocese of Cleveland



- SENTENCED TO A YEAR AND A DAY IN PRISON BY U.S. DISTRICT JUDGE ANN ALDRICH FOR HIS PARTICIPATION IN A SCHEME TO DEFRAUD THE IRS.

- FOUR COUNTS OF FILING FALSE TAX RETURNS, AND ONE COUNT OF CORRUPTLY ENDEAVORING TO IMPEDE THE IRS.

- OWNED AND OPERATED SEVERAL CORPORATIONS THAT PROVIDED ACCOUNTING, TAX, FINANCIAL AND COMPUTER TECHNOLOGY SERVICES FOR THE DIOCESE ON AN OUTSOURCED BASIS

- AS A RESULT, THE DIOCESE PAID THE ENTITIES CONTROLLED BY SMITH MORE THAN $17.5 MILLION BETWEEN 1997 AND 2003. SOME OF THE BILLS WERE INFLATED OR WERE FOR SERVICES THAT WERE NOT NEEDED.

SOLUTION:
IRS COMPONENT

Customer:

- S^3 ensures that the organization is IRS compliant by implementing and updating all IRS rules and publications for churches and religious organizations. If at any time the organization is out of compliance, the software will alert the user and give directives on how to resolve the issue.
- There will be an in system training on IRS policies and laws. These will always be accessible to all users.
- Accounting policies and procedures will include segregation of duties and other recommended processes.
- S^3 will provide monthly, quarterly and annual audits of all processes (Accounting, banking & IRS compliance). It will give a fail/pass report and how to resolve the issues that did not pass the audit.
- S^3 will assign segregation of duties amongst Pastors, employees and staff to eliminate the possibilities of fraud.

SOLUTION:
IRS COMPONENT CONT'D

Customer's customer/employee:

More accurate/ organized record keeping of tithes and offerings.
Pretax payroll deductions of tithes and offerings

Reporting of monthly/quarterly/annual payroll tax through software system.
Automatic filing to IRS through software system.

PROBLEM 2:
BANKING COMPONENT

- **CUSTOMER:**

  - WHEN IT COMES TO INCREASING TITHING AND OFFERINGS, THE CHURCH MAYBE LIMITED WITH THE LACK OF:

    - CREDIT CARD/DEBIT CARD TRANSACTION CAPABILITIES.

    - AUTOMATIC WEEKLY/MONTHLY BANK WITHDRAWALS FROM MEMBERS BANK ACCOUNTS

    - PRETAX PAYROLL DEDUCTION FROM MEMBERS PAYROLL CHECK IF CHURCH IS A REGISTERED 501C3 ORGANIZATION.

PROBLEM:
FULL ACCOUNTING/REPORTING

There is currently no software available (specially formatted for churches and religious organizations) that offer a full accounting/reporting function like those of a major corporation which follow GAAP and FASB rules.

- Churches don't have a clear picture of what financial position their organization is in at any given point of time

- Churches are not able to effectively budget nor take part in monthly close of their books.

- Churches are not able to make responsible financial decisions because of lack of insight of how they are doing financially.

SOLUTION:
FULL ACCOUNTING/REPORTING

- S^3 OFFERS FULL ACCOUNTING & REPORTING FUNCTIONS THAT A MAJOR ACCOUNTING SOFTWARE OFFERS MAJOR CORPORATIONS LIKE:
  - AP
  - AR
  - PAYROLL
  - T&E
  - CHART OF ACCOUNTS
  - REPORTING
  - ACCOUNTING POLICIES & PROCEDURES
  - MONTH END CLOSE PROCESSING
  - FINANCIAL STATEMENTS
    - INCOME STATEMENT
    - BALANCE SHEET
    - CASH FLOW

MARKET SIZE

According to The Hartford Institute:

- There are approximately 550,000 places of worship in North America

- 217 different denominations

- 118 million people who attend church in North America

- Average church size is 186 members

COMPETITION

- Top 3 Current Competitors:

- QuickBooks

- Church Windows

- Outsourcing- 3RD party CPA firms

COMPETITOR ADVANTAGES

- They currently have market share for non profit organizations

- They have a brand that is trusted among its customers

COMPETITOR DISADVANTAGES

- NOT SPECIFICALLY FORMATTED FOR CHURCHES OR RELIGIOUS ORGANIZATIONS BUT FOR BUSINESSES
    - FORMATTED FOR NON PROFIT ORGANIZATIONS
        - USE TERMINOLOGY LIKE CUSTOMER INSTEAD OF MEMBER, PAYMENTS INSTEAD OF TITHES/OFFERINGS, ETC.

- Does not keep churches in compliance with IRS laws or regulations

- Does not include a banking component that links churches bank accounts with software
    - ACH withdrawals
    - Pre tax payroll deductions
    - Does not help churches set up EIN & 501c3 status

BUILDING THE BUSINESS

Phase I: Leveraging the power of CEO/Personal Branding

- Kym Strong has a great story and unique credentials that will make her story resonate.

- We will utilize PR, social media, speaking engagements and securing a book deal as a way to begin incrementally building her brand and building emotional connections with the target audience.

- Build a company web site and enhance the current Kym Strong web site

- This initial campaign will be 4-6 months and then assessment will occur to determine further deployment of strategies.

BUILDING THE BUSINESS

Phase II: Traditional Company Building Tactics

- More traditional techniques such as direct mail, Google ad words, direct mail, and other advertising mediums will be integrated in once the web site has a strong conversion rate.

- Once the company is decisively profitable. We will do a feasibility study to explore if having a financial based TV show on The Church Channel, DayStar, or TBN would be strategic way to accelerate growth.

- This is a rolling strategies with assessments monthly.

RATIONALE FOR APPROACH

I. TRADITIONAL MARKETING TACTICS WITHOUT AN EMOTIONALLY APPEALING STORY FLAME OUT WITH THIS DEMOGRAPHIC

- AUDIENCE IS ACCUSTOMED TO CHARISMATIC LEADERS THAT PROVIDE EDIFICATION

- II. ADVERTISING AND TRADITIONAL MARKETING CONVERSION RATES INCREASE WHEN THIRD PARTY VALIDATION HAS ALREADY BEEN ESTABLISHED.

- MEDIA, BOOK DEALS, AND SPEAKING ENGAGEMENTS PROVIDE SIGNIFICANT 3RD PARTY VALIDATION.